UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Corgi International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

21872Q103

(CUSIP Number)

Tara Pennington, Esq.

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 21872Q103	Page 2 of 11 Pages

1	Name of Reporting Persons. George B. Volanakis I.R.S. Identification Nos. of above persons (entities only)
2	check the appropriate box if a member of a group (See Instructions) (1) (a) (b) [X]
3	SEC Use Only
Source of Funds (See Instructions) OO
check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 150,000(1)
	8	Shared Voting Power 3,964,711 shares (2)
	9	Sole Dispositive Power 150,000(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,711 shares (2)
12	check box if the aggregate amount in row (11) excludes certain shares
13	Percent of Class Represented by Amount in Row (11) 32.6% (3)
14	Type of Reporting Person (See Instructions) IN

(1)   Includes 100,000 options exercisable within 60 days of October 4, 2006 and 50,000 shares assuming the conversion of an outstanding convertible promissory note in the principal amount of $100,000 at $2.00 per share.

(2)   Beneficial ownership of the American Depositary Shares ("ADSs") referred to herein is being reported hereunder solely because George Volanakis may be deemed to beneficially share voting power over 3,964,711 ADSs as a result of the Voting Agreement described in Item 4 below.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Volanakis that he is the beneficial owner of the ADSs referred to under Item 8 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his holdings reflected in Items 7 and 9.

(3)   The calculation of the foregoing percentage is based on 10,176,943 Corgi International Limited  ("Issuer") Ordinary Shares underlying ADSs outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer ADSs assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer ADSs subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006.   See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103	Page 3 of 11 Pages

1	Name of Reporting Persons. Daniel Widdicombe I.R.S. Identification Nos. of above persons (entities only)
2	check the appropriate box if a member of a group (See Instructions) (1) (a) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,964,711 shares (1)
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,711 shares (1)
12	check box if the aggregate amount in row (11) excludes certain shares
13	Percent of Class Represented by Amount in Row (11) 32.6% (2)
14	Type of Reporting Person (See Instructions) IN

(1)   Beneficial ownership of the ADSs referred to herein is being reported hereunder solely because Daniel Widdicombe may be deemed to beneficially share voting power over 3,964,711 ADSs as a result of the Voting Agreement described in Item 4 below.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Widdicombe that he is the beneficial owner of the ADSs referred to under Item 8 for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)   The calculation of the foregoing percentage is based on 10,176,943 Issuer Ordinary Shares underlying ADSs outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer ADSs assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer ADSs subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006.   See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103	Page 4 of 11 Pages

1	Name of Reporting Persons. Leo Paul Koulos I.R.S. Identification Nos. of above persons (entities only)
2	check the appropriate box if a member of a group (See Instructions) (1) (a) (b) [X]
3	SEC Use Only
Source of Funds (See Instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 104,481 (1)
	8	Shared Voting Power 3,964,711 shares (2)
	9	Sole Dispositive Power 104,481 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,711 shares (2)
12	check box if the aggregate amount in row (11) excludes certain shares
13	Percent of Class Represented by Amount in Row (11) 32.6% (3)
14	Type of Reporting Person (See Instructions) IN

(1)   Includes 104,481 options exercisable within 60 days of October 4, 2006.

(2)   Beneficial ownership of the ADSs referred to herein is being reported hereunder solely because Leo Paul Koulos may be deemed to beneficially share voting power over 3,964,711 ADSs as a result of the Voting Agreement described in Item 4 below.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Koulos that he is the beneficial owner of the ADSs referred to under Item 8 for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his holdings reflected in Items 7 and 9.

(3)   The calculation of the foregoing percentage is based on 10,176,943 Issuer Ordinary Shares underlying ADSs outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer ADSs assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer ADSs subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006.   See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103	Page 5 of 11 Pages

1	Name of Reporting Persons. Carrick John Clough I.R.S. Identification Nos. of above persons (entities only)
2	check the appropriate box if a member of a group (See Instructions) (1) (a) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,964,711 shares (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,711 shares (1)
12	check box if the aggregate amount in row (11) excludes certain shares
13	Percent of Class Represented by Amount in Row (11) 32.6% (2)
14	Type of Reporting Person (See Instructions) IN

(1)   Beneficial ownership of the ADSs referred to herein is being reported hereunder solely because Carrick John Clough may be deemed to beneficially share voting power over 3,964,711 ADSs as a result of the Voting Agreement described in Item 4 below.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Clough that he is the beneficial owner of the ADSs referred to under Item 8 for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)   The calculation of the foregoing percentage is based on 10,176,943 Issuer Ordinary Shares underlying ADSs outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer ADSs assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer ADSs subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006.   See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103	Page 6 of 11 Pages

1	Name of Reporting Persons. David Davenport I.R.S. Identification Nos. of above persons (entities only)
2	check the appropriate box if a member of a group (See Instructions) (1) (a) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 194,000 (1)
	8	Shared Voting Power 3,964,711 shares (2)
	9	Sole Dispositive Power 194,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,711 shares (2)
12	check box if the aggregate amount in row (11) excludes certain shares
13	Percent of Class Represented by Amount in Row (11) 32.6% (3)
14	Type of Reporting Person (See Instructions) IN

(1)   Includes 194,000 options exercisable within 60 days of October 4, 2006.

(2)   Beneficial ownership of the ADSs referred to herein is being reported hereunder solely because David Davenport may be deemed to beneficially share voting power over 3,964,711 ADSs as a result of the Voting Agreement described in Item 4 below.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Davenport that he is the beneficial owner of the ADSs referred to under Item 8 for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his holdings reflected in Items 7 and 9.

(3)   The calculation of the foregoing percentage is based on 10,176,943 Issuer Ordinary Shares underlying ADSs outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer ADSs assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer ADSs subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006.   See Item 5 below.

SCHEDULE 13D

CUSIP No. 21872Q103	Page 7 of 11 Pages

1	Name of Reporting Persons. Charles McGettigan I.R.S. Identification Nos. of above persons (entities only)
2	check the appropriate box if a member of a group (See Instructions) (1) (a) (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,000 (1)
	8	Shared Voting Power 3,964,711 shares (2)
	9	Sole Dispositive Power 25,000 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,964,711 shares (2)
12	check box if the aggregate amount in row (11) excludes certain shares
13	Percent of Class Represented by Amount in Row (11) 32.6% (3)
14	Type of Reporting Person (See Instructions) IN

(1)   Includes 25,000 shares assuming the conversion of an outstanding convertible promissory note in the principal amount of $50,000 at $2.00 per share.

(2)   Beneficial ownership of the ADSs referred to herein is being reported hereunder solely because Charles McGettigan may be deemed to beneficially share voting power over 3,964,711 ADSs as a result of the Voting Agreement described in Item 4 below.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. McGettigan that he is the beneficial owner of the ADSs referred to under Item 8 for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his holdings reflected in Items 7 and 9.

(3)   The calculation of the foregoing percentage is based on 10,176,943 Issuer Ordinary Shares underlying ADSs outstanding as of October 4, 2006, as represented by the Issuer in the Merger Agreement (defined in Item 4 below) plus (i) 1,575,000 Issuer ADSs assuming conversion of $3,150,000 of outstanding convertible notes at $2.00 per share and (ii) 348,481 Issuer ADSs subject to options held by the certain shareholders of Issuer which are exercisable within 60 days of October 4, 2006.   See Item 5 below.

SCHEDULE 13D

Item 1.      Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is American Depositary Shares and underlying Ordinary Shares, par value HK$0.50 per share (the "American Depositary Shares"), of Corgi International Limited, a Hong Kong corporation ("Issuer"). The principal office of Issuer is located at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.

Item 2.      Identity and Background.

(a) - (c)  This Schedule 13D is being filed on behalf of George B. Volanakis ("Volanakis"), Daniel Widdicombe ("Widdicombe"), Leo Paul Koulos ("Koulos"), Carrick John Clough ("Clough"), David Davenport ("Davenport") and Charles McGettigan ("McGettigan") (Volanakis, Widdicombe, Koulos, Clough, Davenport and McGettigan are hereinafter collectively referred to as, the "Reporting Persons").  Set forth in Schedule I attached hereto is (i) the name of each Reporting Person, (ii) the residence or business address of each Reporting Person and, (iii) the present principal occupation or employment, if any, of each Reporting Person.

(d)  During the past five years, none of the Reporting Persons named in Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none of the Reporting Persons named in Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each Reporting Persons is reflected on the attached Schedule I.

Item 3.      Source and Amount of Funds or Other Consideration.

As an inducement for Master Replicas Inc., a Delaware corporation ("Master Replicas") to enter into the Merger Agreement described in Item 4 below and in consideration thereof, certain shareholders of Issuer, including the Reporting Persons, identified in Item 4 below entered into a Voting Agreement, dated as of October 4, 2006 (the "Voting Agreement"), with respect to an aggregate of 3,964,711 Issuer American Depositary Shares.

Reporting Persons have not paid, and do not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement.  For a description of the Voting Agreement see Item 4 below, which description is incorporated by reference herein.

Item 4.      Purpose of Transaction.

(a) - (j)  Issuer, LightSaber Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Issuer ("Merger Sub"), and Master Replicas entered into an Agreement and Plan of Merger, dated as of October 4, 2006 (the "Merger Agreement").  Pursuant to the Merger Agreement, Merger Sub will be merged with and into Master Replicas with Master Replicas continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the "Merger").   As a result of the Merger, all outstanding capital stock of Master Replicas will be automatically converted into the  right to receive the the consideration described in Article II of the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Reporting Persons entered into the Voting Agreement with the persons set forth on Schedule II attached hereto, which is incorporated by reference herein (collectively, the "Shareholders").  Pursuant to the Voting Agreement, the Shareholders agreed to vote their Issuer American Depositary Shares (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any merger, consolidation, sale of assets, recapitalization or other business combination involving the Issuer or any other action or agreement that could reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement or that could reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter intended to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, subject to certain limited exceptions, the Shareholders are prohibited from transferring any of such shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreement.  Each Shareholder and the number of Issuer American Depositary Shares beneficially owned by each of them is set forth in Schedule II attached hereto, which is incorporated herein by reference.

The Voting Agreement terminates upon such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

References to, and the descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 5.      Interest in Securities of the Issuer.

(a)-(b)  As a result of the Voting Agreement, the Reporting Persons may each be deemed to be the beneficial owner of at least 3,964,711 Issuer American Depositary Shares, 1,973,481 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding convertible promissory notes, options and warrants which are exercisable within 60 days of October 4, 2006.  Such shares constitute approximately 32.6% of the outstanding Issuer American Depositary Shares, based on the 10,176,943 Issuer American Depositary Shares outstanding on October 4, 2006 (as represented by Issuer in the Merger Agreement) plus (i) 1,575,000 Issuer American Depositary Shares assuming conversion of $3,000,000 of convertible notes at $2.00 per share and (ii) the 348,481 Issuer American Depositary Shares subject to options held by the Stockholders which are exercisable within 60 days of October 4, 2006.  Reporting Persons disclaim beneficial ownership of the Issuer American Depositary Shares that are held by the other parties to the Voting Agreement.

(c)  See Item 4 above.

(d)  Not applicable.

(e)  Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Merger Agreement and the transactions contemplated thereby and the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such person and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Statement
2

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Replicas Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of  the Issuer filed on October 26, 2006)

3	Form of Voting Agreement, made and entered into as of October 4, 2006, by and among Corgi International Limited, Master Replicas Inc. and certain of their stockholders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2006

/s/ George B. Volanakis

George B. Volanakis

/s/ Daniel Widdicombe

Daniel Widdicombe

/s/ Leo Paul Koulos

Leo Paul Koulos

/s/ Carrick John Clough

Carrick John Clough

/s/ David Davenport

David Davenport

/s/ Charles McGettigan

Charles McGettigan

SCHEDULE I

Name	Occupation	Business Address
Carrick John Clough	Retired	c/o Corgi International, Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China
David Davenport	General Manager - U.S.	Corgi-USA 105 West Adams Suite 2050 Chicago, IL 60603
Leo Paul Koulos	Retired	c/o Corgi International, Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China
Charles McGettigan	Principal McGettigan, Wick & Co.	c/o Corgi International, Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China
George B. Volanakis	Chief Executive Officer, Corgi International Limited	Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China
Daniel Widdicombe	Retired	c/o Corgi International, Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China

SCHEDULE II

ISSUER SHAREHOLDERS SUBJECT TO VOTING AGREEMENT

Name	No. of Shares Beneficially Owned*
George B. Volanakis	150,000 (1)
Daniel Widdicombe	-0-
Gruber & McBaine Capital Management LLC and associated entities	3,491,230 (2)
Leo Paul Koulos	104,481 (3)
Carrick John Clough	-0-
David Davenport	194,000 (4)
Charles McGettigan	25,000 (5)

* Based upon Issuer representations and warranties in the Merger Agreement and information in Corgi International Limited Form 20-F filed with the SEC on September 1, 2006.

(1) Includes 100,000 options exercisable within 60 days of October 4, 2006 and 50,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $100,000 at $2.00 per share.

(2) Includes (a) 1,991,230 shares currently outstanding and (b) 1,500,000 shares assuming conversion of outstanding convertible promissory notes in the principal amount of $3,000,000 at $2.00 per share.

(3) Includes 104,481 options exercisable within 60 days of October 4, 2006.

(4) Includes 194,000 options exercisable within 60 days of October 4, 2006.

(5) Includes 25,000 shares assuming conversion of outstanding convertible promissory note in the principal amount of $50,000 at $2.00 per share.

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Statement
2

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Replicas Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of  the Issuer filed on October 26, 2006)

3	Form of Voting Agreement, made and entered into as of October 4, 2006, by and among Corgi International Limited, Master Replicas Inc. and certain shareholders of Corgi International Limited

EXHIBIT 1

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Dated:  November 17, 2006

/s/ George B. Volanakis

George B. Volanakis

/s/ Daniel Widdicombe

Daniel Widdicombe

/s/ Leo Paul Koulos

Leo Paul Koulos

/s/ Carrick John Clough

Carrick John Clough

/s/ David Davenport

David Davenport

/s/ Charles McGettigan

Charles McGettigan

EXHIBIT 3